

December 30, 2009

<u>**Via Facsimile (949) 475-4756 and U.S. Mail**</u>
James L. Moloney, Esq.
Gibson Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA
92612 4412

      Re: **Kraft Foods Inc.**
             Amendment No. 1 to Registration Statement on
             Form S-4
             Filed December 23, 2009
             File No. 333-163483

             Amendment No. 2 to Schedule TO-T
             Filed December 23, 2009
             File No. 5-55187

Dear Mr. Moloney:

      We have limited our review of the above referenced filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 2. In addition to the press release, please also indicate whether Kraft intends to post the announcement on its website at www.transactioninfo.com/kraftfoods.

Appendix A, Part B

6. The Mix & Match Facility, page A-21

2. We note your response to prior comment 2 and the revised disclosure included in the prospectus. Please revise your disclosure in this section to make similar conforming changes. Additionally, please ensure that disclosure throughout the prospectus consistently references the availability of, and procedures applicable to, the mix match facility Kraft intends to provide during the subsequent offering period.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since Kraft Foods, Inc. is in possession of all facts relating to the disclosure in the Schedule TO and the Form S-4, it is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James L. Moloney, Esq.
Gibson Dunn & Crutcher LLP
December 30, 2009
Page 3

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

       Sincerely,

       Mellissa Campbell Duru
       Special Counsel
       Office of Mergers & Acquisitions

Cc: Barbara Becker, Esq.
       Gibson, Dunn & Crutcher LLP (via facsimile)